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Steve Suleski
Vice President
Office of General Counsel
Phone:     608.231.7653
Fax:       608.236.7653
E-mail:    steve.suleski@cunamutual.com


                                January 12, 2006




BY EDGAR

Robert S. Lamont, Esq.
U.S. Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Washington, DC 20549

         RE:      CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                  POST-EFFECTIVE AMENDMENT NO. 4 TO REGISTRATION
                  STATEMENT ON FORM N-4 FILE, NOS. 333-116426; 811-8260

Dear Mr. Lamont:

     On behalf of CUNA Mutual Life Insurance Company (the "Company") and the CUNA Mutual Life Variable Annuity Account (the "Variable Account"), I am providing the Company's response to your comments given orally to Pamela Ellis of Sutherland Asbill & Brennan LLP on December 22 and December 28, 2005 with regard to Post-Effective Amendment No. 3 to the above-referenced registration statement.

     Post-Effective Amendment No. 4 (the "Amendment") to registration statement was filed with the Commission on January 12, 2006. The Amendment has been marked to reflect changes made in response to your comments, as well as additional editorial and clarifying changes. Page number references are to the prospectus supplement as filed as part of the Amendment.

     Set forth below are your comments on Post-Effective Amendment No. 3. The Company's response follows each comment.

     1. PLEASE MAKE THE DISCLOSURE IN THE INTRODUCTION MORE CONSISTENT WITH PLAIN-ENGLISH PRINCIPLES AND LIMIT THE USE OF ACRONYMS ON THE FIRST PAGE OF THE PROSPECTUS SUPPLEMENT.

          The disclosure on the first page has been rewritten to make the introduction more consistent with plain-English principles. The Company has limited the use of acronyms on the first page of the prospectus supplement. The introduction is set forth in Appendix A to this letter.

     2. PLEASE PROVIDE INFORMATION IN THE INTRODUCTION TO THE PROSPECTUS SUPPLEMENT AS TO WHY A CONTRACT OWNER SHOULD PURCHASE THE RIDERS.

Robert S. Lamont, Esq.
January 12, 2006
Page 2

          The following disclosure been added on page 1 about the guaranteed minimum withdrawal benefit:

               This means that regardless of poor market performance, you will be able to take predictable withdrawals.

          The following disclosure has been added on page 1 about the guaranteed minimum accumulation benefit:

               This means that your benefit basis is guaranteed regardless of poor market performance.

     3. PLEASE PROVIDE INFORMATION AS TO WHETHER THE ASSET ALLOCATION PROGRAM DESCRIBED IN THE PROSPECTUS SUPPLEMENT IS DYNAMIC OR STATIC IN NATURE.

          The following disclosure has been added on pages 4 and 8 about the static nature of the asset allocation program:

               The benefit allocation models are static and offer pre-selected Subaccounts and percentages that have been established for different types of investors.

     4.   ON PAGE 8, PLEASE NOTE THAT THE GMWB ACRONYM SHOULD BE GMAB.

          The acronym has been changed to GMAB.

     5. ON PAGE 9, PLEASE PROVIDE MORE INFORMATION ABOUT HOW A PURCHASE PAYMENT OUTSIDE THE WINDOW WILL INCREASE THE COST OF THE GUARANTEED MINIMUM ACCUMULATION BENEFIT RIDER.

          The following disclosure has been added on page 8:

               Since the Company calculates the charge for the GMAB based on your Contract Value, such purchase payments will increase the cost of the rider (see GMAB Charge below) but will not increase your benefit basis. In addition, because such additional purchase payments will increase the cost of the GMAB without increasing your benefit basis, such payments could limit your GMAB rider benefits.

Robert S. Lamont, Esq.
January 12, 2006
Page 3


     6.   PLEASE DISCLOSE THE LENGTH TIME OF THE MINIMUM CHARGE PERIOD.

          On page 9, the Company now discloses that the length of time of the minimum charge period is seven years.

     7.   PLEASE EXPLAIN SUPPLEMENTALLY WHY THERE IS A MINIMUM CHARGE PERIOD.

          The Company assumes certain risks under the GMWB and GMAB riders. To help manage those risks, the Company purchases hedging instruments. The minimum charge period generally is tied to those hedging instruments.

     8.   ACKNOWLEDGEMENTS

          As you requested, the Company acknowledges that:

          o the Company, on behalf of the Variable Account, is responsible for the adequacy and accuracy of the disclosure in Post-Effective Amendment No. 4 to the Form N-4 registration statement for the Variable Account filed with the Commission on January 12, 2006;

          o Commission Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

          o the Company, on behalf of the Variable Account, may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

                                      *    *    *

I hope you find these responses satisfactory. If you have any questions or further comments regarding this Amendment, please call me at 608-231-7653 or Pamela Ellis at 202-383-0566.

                                        Sincerely,

                                        /s/Steve Suleski

                                        Steve Suleski, Esq.


Attachment

cc:  Pamela Ellis, Esq.



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                                   APPENDIX A

This supplement updates your Prospectus for the MEMBERS Variable Annuity III (the "Contract") issued through CUNA Mutual Life Variable Annuity Account. This supplement describes two optional benefits, the Guaranteed Minimum Withdrawal Benefit ("GMWB") and the Guaranteed Minimum Accumulation Benefit ("GMAB"), which may be added by rider to the Contract in some states when you purchase the Contract. You may elect either the Guaranteed Minimum Withdrawal Benefit or the Guaranteed Minimum Accumulation Benefit, but not both optional benefits.

The Guaranteed Minimum Withdrawal Benefit permits you to receive up to the guaranteed maximum withdrawal amount for either a set number of Contract Years or each Contract Year during the Annuitant's lifetime (regardless of Contract Value). This means that regardless of poor market performance, you will be able to take predictable withdrawals. However, you should not elect the Guaranteed Minimum Withdrawal Benefit if:

     o you plan to take partial withdrawals in excess of the guaranteed maximum withdrawal each Contract Year because those withdrawals may significantly reduce or eliminate the value of the benefit; or

     o you are interested in long term accumulation rather than receiving payments.

The Guaranteed Minimum Accumulation Benefit guarantees that your Contract Value will equal the benefit basis less adjustments for partial withdrawals at the expiration of the benefit period. This means that your benefit basis is guaranteed regardless of poor market performance. However, you should not elect the Guaranteed Minimum Accumulation Benefit if you are interested in receiving payments. Partials withdrawals may reduce the benefit basis by more than the withdrawal amount.

Please note that you may not want to elect either the Guaranteed Minimum Withdrawal Benefit or the Guaranteed Minimum Accumulation Benefit if:

     o you plan to make additional purchase payments in excess of the maximum window purchase payment amount because those payments will not increase your benefit, but will increase the cost of the rider; or

     o you would prefer that your Contract Value not participate in an available benefit allocation model because all Contract Value must participate in the available benefit allocation model for the riders to remain in effect.

This supplement provides information in addition to that contained in the Prospectus dated May 2, 2005 for the Contracts. It should be read in its entirety and kept together with your Prospectus for future reference.

State variations may apply, and the Guaranteed Minimum Withdrawal Benefit and/or the Guaranteed Minimum Accumulation Benefit may not be available in every jurisdiction. Certain terms used in this supplement have special meanings. If a term is not defined in this supplement, it has the meaning given to it in the Prospectus.